ACCELERATE3D

Founder Institute Select Portfolio

STANLEY | techstars
ACCELERATOR

Accelerate3D.com


Accelerate 3D
PRINT AT THE SPEED OF DESIGN

OUR PURPOSE.

Revolutionize American Manufacturing Through Affordable 3D Printing

THE PROBLEM.



Today's manufacturing systems have created a valley of death between prototype and mass production, killing hardware innovation

01 Traditional manufacturing has expensive minimum orders, long lead times, and high upfront costs

02 Current 3D printing is better but still too slow and expensive

03 As component sizes increase, these factors get exponentially worse

THE SOLUTION.



End-to-End Customer Solution

We design, build, and use our own **patented 3D printers** in-house to print large-size parts so that our customers don't have to invest the time, skill, and money needed to do it themselves

Next Generation Manufacturing

Combining our **high-speed 3D printers** with automated 3D scanning, machine learning, and custom service/backend software will enable unprecedented ease-of-ordering, speed, and part quality

Decentralized Production

Local **Microfactories** reduce shipping time, cost, and the risk of supply chain disruptions

HOW WE'RE DIFFERENT.



01 Some companies can print ***Fast*** … ***So do we***

02 Some companies print ***Large*** parts … ***So do we***

03 Some companies ***Build*** machines … ***So do we***

04 Some companies focus on ***Service*** … ***So do we***

Nobody else combines all four. This will enable **ACCELERATE3D** to produce durable large-size parts in shorter times and for less money than ever before

INITIAL TARGET MARKETS.


JUST EAT

DELIVERY

WAREHOUSE


fetch



CONSTRUCTION

SECURITY



PILOT CUSTOMER WORK.



“The team at Accelerate3D were awesome to work with! Their large scale 3D printing capabilities were invaluable to the success of our prototyping efforts, enabling us to fabricate a 4.5 foot robot!"

Braden Reiber CEO/Founder
REMUV working with Airgility




AI-DRIVEN
ROBOTIC TOWER EQUIPPED WITH
UVC LEDS



THE TIME IS NOW.

Technology

Perfect storm of recent advancements in 3D printing hardware, software, and materials

Demand + Adoption

Increasing demand for accelerated product innovation and customization requires more low-run production. These demands have already driven 50% of manufacturers to use 3D printing for final use parts

Growth

The 3D printing industry is growing at an explosive rate (projected at $120B+ by 2025), and the same is true for initial target market.


PRODUCTION AND SUPPLY CHAIN
DESIGN
PROTOTYPING
3D PRINTING
PRODUCTION
AUTOMATION/COMPUTING
BLOCKCHAIN OF THINGS
DELIVERY
TRACKING
DISTRIBUTION
CUSTOMER SERVICE

MARKET OPPORTUNITY.

3D printing for end-use parts is the next frontier


$500B
(TAM)
$35B
(SAM)
$5.61B
(SOM)

Polymer End-Use Parts Suitable For 3D Printing

Global Autonomous Mobile Robot Market ($220.6B by 2026)

USA Autonomous Mobile Robot Market ($14.5B by 2026)

WHO WE ARE.



RILEY KNOX, CEO

B.S. Mechanical Engineering

Co-Founder @ Modern Met Towers (1st Startup)

EXP: 10+ Years Prototype Design & Fabrication



SABINE RESOAGLI, COO

B.S. Physics & Fine Arts

Research Technician II @ University of Buenos Aires, R&D Analytical Lab Technician @ Instituto Nacional de Tecnología Industrial

EXP: Material Science & Polymers



MATT MILLS, CTO

B.S. & M.S. Computer Science

Senior Software Engineer @ Digital Pharmacist, Senior Software Developer @ HP

EXP: Fulfillment & Process Design

PEOPLE PAY FOR PARTS

NOT 3D PRINTERS


IDEA
70%
96 %
56%
27%
3%
30%
50%
70%
31
2%
N
W
E
S
BANK
5765 3102 5765

OUR MODEL.

Focus on long-term relationships, becoming a trusted supplier. Where possible develop a ***Digital Warehouse*** of ready-to-print parts

01 **Customers Order Parts**

Either from ***Digital Warehouse*** or ***New Part Request***

02 **Accelerate3D Prints + Ships Parts**

03 **Customers Pay for Parts**

PROJECTED GROWTH.

- 2021 Q4 – 1st Microfactory in Austin
- 2023 Q3 – 2nd Microfactory up and running
- 2026 – 10 Microfactories across the USA



Revenue ($m)
$25M
$20M
$15M
$10M
$5M
$0M
0.12
1.3
3
5.5
11
22
2021
2022
2023
2024
2025
2026

Disclaimer: these are future projections which cannot be guaranteed

FUNDING + USE OF FUNDS.

Past Funding

- $100k – Bootstrap/Friends & Family
- $120k – STANLEY + Techstars Q3 2019
- $20k – Angle Investor Q1 2021



Raising $1.07 MILLION

$6 million pre-money valuation

Use Of Funds

- Initial team
- Pilot Microfactory in Austin
- Finish development of MVP hardware + software
- Build first set of service ready 3D printers
- File additional patents on designs currently on the drawing board

POST RAISE KPIs

18 Month Timeline

Disclaimer: these are future projections which cannot be guaranteed

Q3 2021 — WEFUNDER CLOSES
Thank You For The Support!

Q3 2021 — SETUP 1ST FACILITY
First Microfactory In Austin

Q4 2021 — FINISH MVP
Service Ready Hardware & Software

Q1 2022 — SERVICE READY 3D PRINTERS RUNNING
1st Production Scale Customer

Q3 2022 — $125k MONTHLY REVENUE
10 Production Scale Customers

Q4 2022 — SETUP 2nd FACILITY
First Microfactory Outside Austin

Q2 2023 — 3 MICROFACTORIES
Off To The Races!

ACCELERATE3D

Building the future of on-demand manufacturing

- We're looking for ***Investors***, ***Partners***, and ***Team Members*** who want to join us as we ride this tidal wave of demand and build the future of American manufacturing


DESIGN INNOVATION
PRODUCTION AUTOMATION